FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of                     May,                         2004.

DOMTAR INC.

395 de Maisonneuve Blvd. West, Montréal, Québec H3A 1L6

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	Form 40-F ✓

[Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No ✓

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.........

Enclosed are Domtar Inc.’s first quarter
results for the period ended March 31, 2004.

Domtar

Domtar.
A Different Feel.

First Quarter 2004 Results

Domtar

www.domtar.com

Management’s Discussion and Analysis
Forward-looking statements
First Quarter 2004 Overview
Summary of Financial Results
Balance Sheet
Liquidity and Capital Resources
Consolidated earnings
Consolidated balance sheets
Consolidated cash flows
Consolidated retained earnings

Highlights

—	Domtar’s sales decreased by $163 million in Q1 2004 compared to Q1 2003, mostly attributable to a 15% decline in the average value of the US dollar when compared to the Canadian dollar, which represents approximately $145 million, net of hedging.

—	Excluding unusual items, Domtar’s operating profit decreased by $103 million in Q1 2004 compared to Q1 2003. This is attributable to:

—	US dollar fluctuations, which represents approximately $79 million, net of hedging;

—	Lower selling prices for most paper and packaging grades. Indeed, overall average selling prices for Domtar products stood at 89% of trend compared to 93% at the same time last year; and

—	Higher purchased fiber costs.

—	These factors were, however, partially offset by higher shipments despite the strike at the Vancouver paper mill and the permanent closure of one of its two paper machines.

Recent developments

—	In addition to the closure of one paper machine at its Vancouver mill announced in January 2004, Domtar conducted an extensive benchmarking of best practices and restructured its activities at all other paper manufacturing operations in Canada and at its Port Huron mill accordingly. Once fully implemented and in conjunction with the reorganization of the Vancouver mill, these initiatives will result in the elimination of 415 positions and anticipated annual savings of $50 million. In the first quarter, costs associated with these measures amounted to $16 million.

—	Price increases were announced for uncoated freesheet, softwood and hardwood pulp, as well as linerboard.

On the cover:
Ontario Team: Brian Nicks, Director, Sustainable Forest Management, Dr. Kandyd Szuba, Wildlife Biologist, Forest Products Group, and Keith A. Ley, Policy and Planning Analyst, Forest Products Group.

Domtar is the third largest producer of uncoated freesheet paper in North America. It is also a leading manufacturer of business papers, commercial printing and publication papers, and technical and specialty papers. Domtar manages, according to internationally recognized standards, 22 million acres of forestland in Canada and the United States, and produces lumber and other wood products. Domtar has 11,000 employees across North America. The Company also has a 50% investment interest in Norampac Inc., the largest Canadian producer of containerboard.

Domtar Inc. First Quarter 2004 1

Domtar Inc.

Highlights

	2004	2003	2003	2003[2]	2002
	Three	Three	Three
	months	months	months
	ended	ended	ended	Year ended	Year ended
	March 31	December 31	March 31	December 31	December 31
(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$	$
Operating results
Sales[1]	1,225	1,177	1,388	5,167	5,859
EBITDA[3]	58	57	176	516	809
Excluding unusual items[4]	66	65	176	519	845
Operating profit (loss)[3]	(33)	(262)	78	(92)	384
Excluding unusual items[4]	(25)	(30)	78	135	447
Net earnings (loss)	(44)	(228)	27	(190)	141
Excluding unusual items[4]	(38)	(37)	27	5	183
Net earnings (loss) per common share (in dollars)	(0.19)	(1.00)	0.12	(0.84)	0.62
Excluding unusual items[4] (in dollars)	(0.16)	(0.16)	0.12	0.02	0.80
Cash flows provided from (used for) operating activities per common share[5] (in dollars)	(0.30)	0.58	(0.11)	1.53	2.98
Weighted average number of common shares outstanding (millions)	228.2	227.7	226.9	227.3	227.2
Balance sheet data
Total assets	5,982			5,847	6,847
Long-term debt	2,218			2,054	2,444
Shareholders’ equity	2,127			2,167	2,554
Net debt-to-total capitalization[3] (%)	51			48	49
Book value per common share[6] (in dollars)	9.13			9.34	11.02
Others
Cash flows provided from (used for) operating activities	(69)			348	677
Free cash flow[3]	(110)			123	454
Annualized return on equity (ROE)[7] (%)	(8)			(8)	6

1	Comparative figures have been reclassed to reflect the application of new accounting recommendations.

2	Certain figures have been restated to reflect the application of new accounting recommendations.

3	EBITDA, Operating profit, Net debt-to-total capitalization and Free cash flow are non-GAAP measures. Refer to the Management’s Discussion and Analysis (MD&A) of the related period for further information (explanation, calculations, etc.).

4	Measures excluding unusual items are non-GAAP measures. Refer to the MD&A of the related period for further information (explanations, calculations, etc.).

5	Cash flows provided from (used for) operating activities per common share is a non-GAAP measure which is determined by dividing Cash flows from (used for) operating activities, on the Consolidated Cash Flow, by the weighted average number of common shares outstanding (basic). This measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation. Domtar believes that this non-GAAP measure is useful for investors and other users to analyze its performance.

6	Book value per common share is a non-GAAP measure which is determined by dividing shareholder’s equity, excluding preferred shares, by the number of common shares outstanding (basic) at the end of the period. This measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation. Domtar believes that this non-GAAP measure is useful for investors and other users to analyze its performance.

7	Annualized return on equity (ROE) is a non-GAAP measure which is calculated as net earnings, after dividend payments on preferred shares, to total average common shareholders’ equity. We use this measure in assessing the returns we provide to our shareholders and, as such, feel it would be useful for investors and other users to be aware of this measure so they can better assess our performance. ROE has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

2 Corporate Overview

9%
Wood
12%
Packaging
15%[2]
Paper Merchants
64%[1]
Papers

Sylvie Desaulniers
Utility hand, Ottawa-Hull Converting Center

Percentages are based on sales for the three-month period ended March 31, 2004.

[1] Including sales through our own Paper Merchants business.

[2] Excluding sales of Domtar paper.

Domtar Inc. First Quarter 2004   3

Management’s Discussion and Analysis

Montreal, Quebec
April 30, 2004

Management’s Discussion and Analysis (MD&A) relates to the financial condition and results of Domtar’s operations. Throughout this MD&A, unless otherwise specified, “Domtar”, “we”, “us” and “our” refer to Domtar Inc., its subsidiaries, as well as its joint ventures, and “the Corporation” refers to Domtar Inc. and its subsidiaries. Domtar’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). This MD&A should be read in conjunction with Domtar’s unaudited interim consolidated financial statements and notes thereto as well as with Domtar’s most recent annual MD&A and audited consolidated financial statements and notes thereto1.

     In accordance with industry practice, in this MD&A, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tons, and the term “tonne” or the symbol “MT” refers to a metric ton. In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, and the term “dollars” and the symbols “$” and “CAN$” refer to Canadian dollars. The term “U.S. dollars” and the symbol “US$” refer to United States dollars.

Forward-looking statements

This MD&A contains statements that are forward-looking in nature. Statements preceded by the words “believe”, “expect”, “anticipate”, “aim”, “target”, “plan”, “intend”, “continue”, “estimate”, “may”, “will”, “should” and similar expressions are forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, our ability to integrate acquired businesses into our existing operations, and other factors referenced herein and in Domtar’s continuous disclosure filings. Therefore, Domtar’s actual results may be materially different from those expressed or implied by such forward-looking statements.

First Quarter 2004 Overview

Despite an improvement in demand and as a result, an increase in shipments, we continued to experience challenging market conditions during the first quarter of 2004 compared to the same period last year. Indeed, the average value of the U.S. dollar declined by 15% quarter-over-quarter and prices further deteriorated to 89% of trend2 prices in the first quarter compared to 93% in the same period last year. These difficult market conditions led us to undertake a thorough review of the operations within our Canadian Pulp and Paper Manufacturing Group with the goal of enabling them to remain profitable when the Canadian dollar is valued at 75 cents to the U.S. dollar and paper prices are at cycle-low levels. More specifically, we conducted an extensive benchmarking of best practices and reconfigured our Canadian Pulp and Paper Manufacturing Group’s activities accordingly. These measures, in conjunction with the reorganization of the operations at our Vancouver paper mill announced in January 2004, are expected to generate annual savings of approximately $50 million once fully implemented.

1	Our 2003 Annual Report can be found on our website at www.domtar.com.

2	Trend pricing is based on a consensus of analysts of normalized pricing as at November 30, 2003. See “Sensitivity Analysis”.

4   Management’s Discussion and Analysis

Our Business

Domtar’s reporting segments correspond to the following business activities: Papers, Paper Merchants, Wood and Packaging.

Papers

We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate six pulp and paper facilities in Canada and five in the United States, with an annual paper production capacity of approximately 2.7 million tons, complemented by strategically located warehouses and sales offices. Over 50% of our paper production capacity is located in the United States and approximately 90% of our paper sales are made to customers in the United States. Uncoated and coated freesheet papers, our principal products, are used for business, commercial printing and publication and technical and specialty applications. The chart below illustrates our principal paper products and our annual paper production capacity.

     We sell paper primarily through a large network of owned and independent merchants that distribute our paper products from over 350 locations throughout North America. We also sell our products to a variety of customers, including business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp in excess of our own internal requirements. We also purchase pulp to optimize paper production and freight costs. For the first quarter of 2004, our net market pulp position (shipments less purchases) was approximately 200,000 tons.

     Our Papers business is our most important segment, representing 58% of our consolidated sales in the first quarter of 2004, or 64% when including sales of Domtar paper through our own Paper Merchants business.

Paper Merchants

Our Paper Merchants business comprises the purchasing, warehousing, sale and distribution of various products made by us and by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products. Our Canadian paper merchants operate a total of eight branches in eastern Canada (three by

*	The allocation of production capacity may vary from period to period in order to take advantage of market conditions. The production capacity reflects the decision we made on December 24, 2003 (announced on January 8, 2004), to close one paper machine at our Vancouver mill, resulting in the permanent curtailment of 45,000 tons of paper manufacturing capacity.

Domtar Inc. First Quarter 2004   5

Buntin Reid in Ontario, two by JBR/La Maison du Papier in Quebec and three by The Paper House in the Atlantic Provinces), while our U.S. paper merchant (RIS Paper) services a large customer base from 20 locations, including 17 distribution centers, in the Northeast, Midwest and Mid-Atlantic regions of the United States. Our Paper Merchants business represented 21% of our consolidated sales in the first quarter of 2004, or 15% when excluding sales of Domtar paper.

Wood

Our Wood business comprises the manufacturing and marketing of lumber and wood-based value-added products, as well as the management of forest resources. We operate 11 sawmills (six in Quebec and five in Ontario) and one remanufacturing facility (in Quebec), with an annual capacity of 1.1 billion board feet of lumber. We also have investments in four businesses that produce wood products. We seek to optimize 22 million acres of forestland for which we are responsible in Canada and the United States through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Our Wood business represented 9% of our consolidated sales in the first quarter of 2004.

Packaging

Our Packaging business comprises our 50% ownership interest in Norampac Inc. (Norampac), a joint venture between Domtar Inc. and Cascades Inc. The Board of Directors of Norampac is composed of four representatives each from Domtar Inc. and Cascades Inc. The Chairman of the Board is a Domtar Inc. representative, while the President and CEO is a Cascades Inc. representative. Norampac’s debt is non-recourse to Domtar Inc. As required by Canadian GAAP, we account for our 50% interest in Norampac using the proportionate consolidation method.

     Norampac’s network of 25 corrugated packaging plants, strategically located across Canada and the United States, provides full-service packaging solutions and produces a broad range of products. These facilities are fully integrated on a direct or indirect basis with Norampac’s eight containerboard mills (located in Ontario, Quebec, British Columbia, New York State and northern France) for a combined annual capacity of approximately 1.6 million tons. Our Packaging business represented 12% of our consolidated sales in the first quarter of 2004.

Business strategy

Our overall strategic objective is to be a world leader in the paper industry, particularly in uncoated free-sheet. We have developed our business strategies around three pillars: meeting and anticipating the ever-changing needs of customers, providing our shareholders with attractive returns, and fostering a dynamic and creative environment for our employees in which shared human values and personal commitment prevail.

Our business strategies are to continue to:

—	meet the needs of our customers in order to enhance customer loyalty;

—	improve the productivity of our mills and the quality of our products and services;

—	broaden our distribution capabilities;

—	grow through acquisitions and alliances within our area of expertise;

—	maintain strict financial discipline;

—	support the personal growth and participation of employees; and

—	maintain our good citizenship.

Through these strategies, we aim to be one of the most attractive investments in the North American basic materials sectors by providing superior returns to our shareholders.

6   Management’s Discussion and Analysis

Summary of Financial Results

Financial highlights

Three months ended March 31		2004	2003
(In millions of Canadian dollars, unless otherwise noted)
Sales		1,225	1,388
EBITDA[1]		58	176
Excluding unusual items[2]		66	176
Operating profit (loss)[1]		(33)	78
Excluding unusual items[2]		(25)	78
Net earnings (loss)		(44)	27
Excluding unusual items[2]		(38)	27
Net earnings (loss) per share (in dollars):
Basic		(0.19)	0.12
Basic, excluding unusual items[2]		(0.16)	0.12
Diluted		(0.19)	0.12
Operating profit (loss), excluding unusual items, per segment[2]:
Papers		(30)	81
Paper Merchants		6	7
Wood		(13)	(21)
Packaging		11	11
Corporate		1	—

Total		(25)	78
Selling price index[3], before the impact of lumber duties (%)		89	93
Shipments to capacity ratio for papers (%)		98	91
Average exchange rates	CAN	1.318	1.510
	US	0.759	0.662
Total assets (as at March 31, 2004 and as at December 31, 2003)		5,982	5,847
Total long-term debt, including current portion
(as at March 31, 2004 and as at December 31, 2003)		2,224	2,059
Dividends per share (in dollars):
Series A preferred shares		0.56	0.56
Series B preferred shares		0.20	0.20
Common shares		0.06	0.04

1	EBITDA (Earnings before interest (Financing expenses), Taxes and Amortization) is a non-GAAP measure and is determined by adding back amortization expense, including portions related to unusual items (impairment losses and write-downs), to the operating profit (see “EBITDA” table). Operating profit is also a non-GAAP measure that is calculated within the body of our financial statements. We focus on EBITDA and operating profit as these measures enable us to compare our results between periods without regard to debt service or income taxes (for operating profit) and without regard to amortization (for EBITDA). As such, we feel it would be useful for investors and other users to be aware of these measures so they can better assess our performance. Our EBITDA and operating profit measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

2	See “Unusual items affecting results and non-GAAP measures”.

3	Selling price index is derived from transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing. Trend pricing is based on a consensus of analysts of normalized pricing as at November 30, 2003. See “Sensitivity Analysis”.

Domtar Inc. First Quarter 2004   7

Unusual items affecting results and non-GAAP measures

Our operating results include unusual items affecting the comparability of our results. To measure our performance and that of our business segments from period to period without variations caused by special or unusual items, we focus on EBITDA excluding unusual items, operating profit excluding unusual items, net earnings excluding unusual items, net earnings per share excluding unusual items and other such measures excluding unusual items. We define unusual items as items such as charges for: impairment of assets, facility or machine closures, changes in income tax legislation, debt restructuring and other significant items of an unusual or nonrecurring nature.

     EBITDA excluding unusual items, operating profit excluding unusual items, net earnings excluding unusual items, net earnings per share excluding unusual items and other such measures excluding unusual items are non-GAAP measures. We believe that it is useful for investors and other users to be aware of the unusual factors that adversely or positively affected our GAAP results, and that these non-GAAP measures provide investors and other users with a measure of performance to compare our results between periods without regard to these unusual items. These measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

     The following table reconciles our net earnings and net earnings per share, determined in accordance with GAAP, to our net earnings excluding unusual items and net earnings per share excluding unusual items, and reconciles our EBITDA and operating profit to our EBITDA excluding unusual items and operating profit excluding unusual items:

Unusual items

	Q1 2004
				Net
		Operating	Net	earnings
		profit	earnings	(loss)
	EBITDA	(loss)	(loss)	per share
(In millions of Canadian dollars, except per share amounts)
As per GAAP[1]	58	(33)	(44)	(0.19)
Unusual items[2]:
Closure costs provision reversal(i)	(8)	(8)	(5)	(0.02)
Restructuring costs(ii)	16	16	11	0.05
	8	8	6	0.03
Excluding unusual items	66	(25)	(38)	(0.16)

1	Except for EBITDA and operating profit (loss) which are non-GAAP measures. See note 1, page 6.

2	No unusual items were recorded in the first quarter of 2003.

(i)	In the first quarter of 2004, we sold our St. Catharines, Ontario, paper mill, closed in September 2002, for $1 million to a third party who agreed to purchase it in its existing state. As such, the majority of the remaining provision for closure costs, amounting to $8 million ($5 million net of income taxes or $0.02 per common share), was reversed. As at March 31, 2004, the balance of the provision was $1 million for remaining severance and commitments and contingencies related to environmental matters.

(ii)	In the first quarter of 2004, we continued the implementation of best practices in our Canadian Pulp and Paper Manufacturing Group. This restructuring plan will impact our Cornwall, Espanola, Ottawa-Hull, Port Huron (located in the U.S.) and Windsor mills. In all, 330 employees will be affected by the plan from 2004 to 2006: 181 from severance; 129 from attrition; 14 from redeployment in other activities; and 6 currently vacant positions that will not be filled. The total severance and termination benefit costs accrued in March 2004, representing all of the severance and termination costs related to the plan, amounted to $16 million ($11 million net of income taxes or $0.05 per common share), which included

8   Management’s Discussion and Analysis

$3 million for pension curtailment costs. Further costs related to the plan expected to be incurred from 2004 to 2006 include training costs of $6 million, outplacement costs of $1 million and pension settlements,which are not yet determinable, that will be expensed as incurred. To accomplish this plan, we will be required to invest approximately $14 million in capital expenditures from 2004 to 2006. These measures, once fully implemented and in conjunction with the reorganization of the operations at our Vancouver paper mill announced in January 2004, are expected to generate annual savings of approximately $50 million.

Sales of $1.2 billion

Sales in the first quarter of 2004 totaled $1,225 million, down $163 million or 12% from sales of $1,388 million in the first quarter of 2003. This decrease was mainly attributable to the effect of a 15% decline in the quarter-over-quarter average value of the U.S. dollar when compared to the Canadian dollar on both domestic and export sales (approximate $145 million impact, net of the effect of our hedging program). In addition, our businesses experienced overall lower selling prices in the first quarter of 2004 compared to the same period last year as declines in the selling prices of our papers and packaging products were partially offset by increases in the selling prices of pulp and lumber. The decrease in sales was mitigated by higher overall shipments, despite the closure of one paper machine at our Vancouver mill and a strike at this same facility at the beginning of 2004.

     Overall, our U.S. dollar denominated average transaction prices for the first quarter of 2004 were at 89% of trend1 prices, a significant decrease from the corresponding quarter of 2003 where our transaction prices were at 93% of trend prices. In addition, within Canada, the decline of the U.S. dollar negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices.

Operating loss of $33 million

Cost of sales decreased by $50 million or 4% in the first quarter of 2004 compared to the first quarter of 2003. This decrease was mainly due to the impact of a weaker U.S. dollar on our U.S. dollar denominated operating expenses, lower energy expenses and a $6 million mark-to-market unrealized gain on Norampac’s commodity swap contracts not considered as hedges for accounting purposes. These factors were partially offset by higher shipments, higher purchased fiber costs and a $4 million increase in duties on our softwood lumber exports to the U.S. in the first quarter of 2004 compared to the first quarter of 2003.

     Sales, general and administrative (SG&A) expenses decreased by $3 million or 4% in the first quarter of 2004 compared to the first quarter of 2003. This decrease was attributable to the positive impact of a weaker U.S. dollar on our U.S. dollar denominated costs. Partially offsetting this decrease were the inclusion, in the first quarter of 2003, of a $5 million mark-to-market gain on certain foreign exchange contracts not considered as hedges for accounting purposes, as well as higher pension and stock-based compensation expenses in the first quarter of 2004 compared to the first quarter of 2003.

     Operating loss in the first quarter of 2004 amounted to $33 million. When excluding unusual items of $8 million pertaining to closure costs and restructuring costs, operating loss amounted to $25 million, a decrease of $103 million from an operating profit of $78 million in the first quarter of 2003. This decrease was largely due to the $79 million negative impact of the weaker U.S. dollar on both domestic and export sales net of U.S. dollar costs and net of the effect of our hedging program. Lower selling prices for our products, except for lumber and pulp, higher purchased fiber costs and higher duties on our softwood lumber exports to the U.S. further contributed to the decrease in operating profit. These factors were partially offset by higher overall shipments for all of our major products except containerboard, lower energy costs and lower amortization expense due to the impairment loss recorded at the end of 2003 on our Lebel-sur-Quevillon pulp mill.

     As a result of the above-mentioned factors, EBITDA for the first quarter of 2004 amounted to $58 million (or $66 million when excluding unusual items) compared to $176 million in the first quarter of 2003.

1	Trend pricing is based on a consensus of analysts of normalized pricing as at November 30, 2003. See “Sensitivity Analysis”.

Domtar Inc. First Quarter 2004   9

EBITDA

	Q1 2004	Q1 2003
(In millions of Canadian dollars)
Operating profit (loss)	(33)	78
Amortization	91	98

EBITDA	58	176
Unusual items	8	—

EBITDA, excluding unusual items	66	176

Net loss of $44 million

Net loss for the first quarter of 2004 amounted to $44 million ($0.19 per common share). When excluding unusual items, net loss amounted to $38 million ($0.16 per common share) in the first quarter of 2004, down $65 million from net earnings of $27 million ($0.12 per common share) in the first quarter of 2003. The quarter-over-quarter deterioration in net earnings was attributable to the factors mentioned above, partially offset by lower income taxes and lower financing expenses.

Papers

Selected information

Three months ended March 31		2004	2003
(In millions of Canadian dollars, unless otherwise noted)
Sales		710	832
EBITDA		31	159
EBITDA, excluding unusual items		39	159
Operating profit (loss)		(38)	81
Operating profit (loss), excluding unusual items		(30)	81
Shipments:
Paper (in thousands of ST)		663	627
Pulp (in thousands of ADST)		210	207
Paper shipments product offering (%):
Copy and offset grades		55	52
Uncoated commercial printing & publication and premium imaging grades		21	21
Coated commercial printing & publication grades		9	12
Technical & specialty grades		15	15

Total		100	100
Benchmark nominal prices[1]:
Copy 20 lb sheet	(US$/ton)	723	793
Offset 50 lb rolls	(US$/ton)	587	673
Coated publication, no. 3, 60 lb rolls	(US$/ton)	768	810
Pulp NBSK — US market	(US$/ADMT)	600	507
Pulp NBHK — Japan market[2]	(US$/ADMT)	467	432
Selling price index[3] — Papers segment (%)		87	94

1	Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.

2	Based on Pulp & Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.

3	Selling price index is derived from transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing. Trend pricing is based on a consensus of analysts of normalized trend pricing as at November 30, 2003. See “Sensitivity Analysis”.

10   Management’s Discussion and Analysis

Sales and operating profit

Sales in our Papers business amounted to $710 million in the first quarter of 2004, a decrease of $122 million or 15% in comparison to the first quarter of 2003. This decrease was primarily due to the unfavorable impact of a weaker U.S. dollar on both domestic and export sales and overall lower selling prices as a decrease in the selling price of paper was partially offset by increases in the selling prices of softwood and hardwood pulp. Mitigating this decrease in sales were overall higher shipments for both pulp and paper, despite the closure of one paper machine at our Vancouver mill and a strike at this same mill at the beginning of 2004.

     Operating loss in our Papers business totaled $38 million in the first quarter of 2004 (or an operating loss of $30 million when excluding unusual items of $8 million pertaining to closure costs and restructuring costs) compared to an operating profit of $81 million in the first quarter of 2003. This $111 million decrease in operating profit stems primarily from the negative impact of a weaker U.S. dollar, lower selling prices for our papers and higher purchased fiber costs. These factors were partially offset by higher shipments for pulp and paper, higher selling prices for pulp, lower amortization expense resulting from the impairment loss recorded at the end of 2003 at our Lebel-sur Quevillon pulp mill and lower energy costs.

Pricing environment

In our Papers business, our average transaction prices, denominated in U.S. dollars, decreased in the first quarter of 2004 compared to the first quarter of 2003. Within Canada, the decline of the U.S. dollar further negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices.

     Our average transaction prices for 20 lb copy sheets (business papers) and 50 lb offset rolls (uncoated commercial printing & publication papers), which represented 45% of our paper sales in the first quarter of 2004, decreased by an average of US$82/ton in the first quarter of 2004 compared to the first quarter of 2003. During the first quarter of 2004, price increases of US$60/ton announced for both copy and offset grades were partially implemented, effective March 1, 2004. We announced further price increases of US$40/ton for offset rolls and US$50/ton for copy papers, effective at the beginning of May 2004.

     Our Northern Bleached Softwood Kraft (NBSK) and our Northern Bleached Hardwood Kraft (NBHK) pulp transaction prices increased by US$72/tonne and US$6/tonne, respectively, in the first quarter of 2004 compared to the first quarter of 2003. During the first quarter of 2004, two successive US$20/tonne price increases for softwood pulp were implemented, the first, effective February 1, 2004 and the second, effective March 1, 2004. We announced a further US$30/tonne price increase for both softwood and hardwood pulp, effective April 1, 2004.

Operations

Our paper shipments increased by 36,000 tons in the first quarter of 2004 compared to the first quarter of 2003 due to stronger demand. Our paper shipments to capacity ratio stood at 98% for the first quarter of 2004 compared to 91% in the first quarter of 2003.

     In November 2003, employees at our Vancouver paper mill went on strike after rejecting our offer for the renewal of their collective agreement. In January 2004, the strike was resolved and a new five-year labor agreement was signed with CEP union members. The mill resumed operations in early February 2004.

     Certain collective agreements for the Cornwall, Ottawa-Hull, Espanola, Lebel-sur-Quevillon and Wisconsin mills are due for renewal in the second and third quarters of 2004.

Restructuring plan

In January 2004, we proceeded with our plans to reorganize production activities at our Vancouver paper mill to better meet customer demands and increase the mill’s profitability. Accordingly, we shut down one of the mill’s two paper machines and restructured the activities of the other to optimize manufacturing of our Domtar Luna coated paper. This process resulted in the permanent curtailment of 45,000 tons of paper manufacturing capacity and the termination of 85 positions. These steps are expected to increase product quality and availability, expand our market share of coated papers, improve the mill’s efficiency and better respond to Asian competition.

     In the first quarter of 2004, we continued the implementation of best practices at the remaining

Management’s Discussion and Analysis   11

operations within our Canadian Pulp and Paper Manufacturing Group with the objective of ensuring that the mills within this Group are profitable when the Canadian dollar is valued at 75 cents to the U.S. dollar and paper prices are at cycle-low levels. This restructuring plan will impact our Cornwall, Espanola, Ottawa-Hull, Port Huron (located in the United States) and Windsor mills. In all, 330 employees will be affected over the course of 2004 to 2006. In order to accomplish this plan, we are required to invest approximately $14 million in capital expenditures from 2004 to 2006. Once fully implemented, these initiatives, in conjunction with the reorganization of the operations at our Vancouver paper mill, are expected to generate annual savings of approximately $50 million.

     In addition, capital investments, such as the roll out of an Enterprise Resource Planning (ERP) system and the implementation of a new paper shipment logistics and transportation management system, are expected to further reduce costs and enhance our competitiveness. We anticipate that these initiatives will further mitigate the impact of rising costs, particularly in the areas of energy and fiber, the latter being affected by the Canada-U.S. softwood lumber dispute.

Paper Merchants

Selected information

Three months ended March 31	2004	2003
(In millions of Canadian dollars)
Sales	263	300
EBITDA	7	8
Operating profit	6	7

Sales and operating profit

Our Paper Merchants business generated sales of $263 million in the first quarter of 2004, a decrease of $37 million or 12% in comparison to the first quarter of 2003. This decrease was due to the negative impact of a weaker U.S. dollar, partially offset by slightly higher shipments in the first quarter of 2004 compared to the first quarter of 2003.

     Operating profit in the first quarter of 2004 totaled $6 million (reflecting an operating margin of 2.3%) compared to $7 million in the first quarter of 2003 (reflecting an operating margin of 2.3%). This decrease in operating profit was attributable to the negative impact of a weaker U.S. dollar.

12   Management’s Discussion and Analysis

Wood

Selected information

Three months ended March 31		2004	2003
(In millions of Canadian dollars, unless otherwise noted)
Sales		108	100
EBITDA		(2)	(11)
Operating loss		(13)	(21)
Shipments (millions of FBM)		228	227
Shipments product offering (%):
Random lengths		34	42
Studs		38	36
Value-added		22	17
Industrial		6	5

Total		100	100
Benchmark nominal prices[1]:
Lumber G.L. 2x4 R/L no. 1 & no. 2	(US$/MFBM)	433	305
Lumber G.L. 2x4x8 stud	(US$/MFBM)	371	314
Selling price index[2] — Wood segment, before the impact of lumber duties (%)		109	90
Lumber duties (cash deposits)		12	8

1	Source: Random Lengths. As such, these prices do not necessarily reflect our transaction prices.

2	Selling price index is derived from transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing. Trend pricing is based on a consensus of analysts of normalized pricing as at November 30, 2003. See “Sensitivity Analysis”.

Sales and operating profit

Sales for our Wood business amounted to $108 million in the first quarter of 2004, an increase of $8 million compared to the first quarter of 2003. This increase in sales is largely due to a significant increase in the selling price of lumber, partially offset by the negative impact of a weaker U.S. dollar on both domestic and export sales. Overall, on a quarter-over-quarter basis, shipments remained relatively flat. Shipments in the first quarter of 2004 were negatively impacted by cold weather, which resulted in lower productivity, the temporary closure of the White River sawmill, which was down until late February, and labor disruptions at a transportation supplier, while shipments in the first quarter of 2003 had been negatively impacted by temporary mill closures and extended holiday shutdowns.

     Operating loss in the first quarter of 2004 amounted to $13 million compared to an operating loss of $21 million in the first quarter of 2003. This $8 million increase in operating profit is largely the result of higher selling prices for lumber, partially offset by the negative impact of a weaker U.S. dollar and higher duties on our softwood lumber exports to the U.S.

     Cash deposits of $12 million were made on our softwood lumber exports to the United States during the first quarter of 2004 compared to $8 million in the corresponding period of 2003. Since May 22, 2002, cash deposits of $88 million for countervailing and antidumping duties have been made and expensed by Domtar.

Pricing environment

Our transaction prices for Great Lakes 2x4 studs and random lengths increased by US$56/MFBM and US$126/MFBM, respectively, in the first quarter of 2004 compared to the first quarter of 2003. However, the decline in the U.S. dollar negatively impacted our Canadian dollar denominated prices, given that these are derived from U.S. dollar denominated prices.

Domtar Inc. First Quarter 2004   13

Operations

Our first quarter 2003 operations were negatively impacted by temporary mill closures. Our Ste-Marie sawmill was closed in 2002 due to the Canada-U.S. softwood lumber dispute and only reopened at the end of May 2003 and our Grand-Remous sawmill ceased operations in 2002 due to a dispute between the Barriere Lake First Nation and the governments of Quebec and Canada and only reopened at the end of April 2003. Furthermore, holiday shutdowns were extended for an additional two weeks at our Lebel-sur-Quevillon, Matagami and Malartic sawmills, as well as at our Ontario sawmills in order to avoid inventory buildups in a declining product pricing environment.

     Our first quarter 2004 operations were also negatively impacted by temporary mill closures. Production at our White River sawmill was halted in mid-2003 due to difficult market conditions and overcapacity within the North American market and the Canada-U.S. softwood lumber dispute and only reopened in late February 2004.

     In the first quarter of 2004, we announced a reduction in the operations of our Chapleau sawmill to one shift, effective April 30, 2004, due to a substantial reduction in fiber supply availability. This decision is expected to impact approximately 64 employees for an undetermined period of time.

     During the first quarter of 2004, we formed a 50-50 joint venture with Gogama Forest Products Ltd. that created a fully integrated sawmill, kiln and planer operation in Northern Ontario that will produce approximately 60 million board feet per year of lumber previously dried and dressed at our Sault Ste.Marie planer facility.

     We continued to pursue sawmill modernization projects aimed at improving profitability in our Wood business. In the first quarter of 2004, the Matagami, Elk Lake, Timmins, Nairn Centre and Malartic sawmills achieved productivity improvement gains in comparison to the first quarter of 2003. We will continue to examine opportunities to further improve the profitability of the Wood business through additional cost reductions and strategic alternatives.

Packaging

Selected information

Three months ended March 31		2004	2003
(In millions of Canadian dollars, unless otherwise noted)
Sales		144	156
EBITDA		19	19
Operating profit		11	11
Shipments[1]:
Containerboard (in thousands of ST)		77	83
Corrugated containers (millions of square feet)		1,630	1,550
Benchmark nominal prices[2]:
Unbleached kraft linerboard, 42 lb East	(US$/ton)	412	428
Selling price index[3] — Packaging segment		90	92

1	Represents 50% of Norampac’s trade shipments.

2	Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.

3	Selling price index is derived from transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing. Trend pricing is based on a consensus of analysts of normalized pricing as at November 30, 2003. See “Sensitivity Analysis”.

14   Management’s Discussion and Analysis

Sales and operating profit

Our 50% share of Norampac’s sales amounted to $144 million in the first quarter of 2004, a decrease of $12 million or 8% over the first quarter of 2003. This decrease was mainly due to the negative impact of a weaker U.S. dollar, which resulted in lower average net selling prices for both containerboard and corrugated products and lower shipments for containerboard.

     Our 50% share of Norampac’s operating profit amounted to $11 million in the first quarter of 2004, essentially flat when compared to the same period last year. The negative impact of a weaker U.S. dollar on selling prices and lower shipments for container-board were offset by the positive impact of a weaker U.S. dollar on U.S. dollar denominated costs, the inclusion of a $6 million mark-to-market unrealized gain on commodity swap contracts not considered as hedges for accounting purposes in the first quarter of 2004, lower energy costs and other cost savings.

Pricing environment

Norampac’s average Canadian dollar net selling prices for containerboard products decreased by 14% in the first quarter of 2004 compared to the first quarter of 2003. This decrease is primarily due to the impact of the weaker U.S. dollar on Norampac’s net selling prices. During the first quarter of 2004, a US$50/ton price increase for containerboard became effective February 23, 2004.

     Norampac’s average Canadian dollar net selling prices for corrugated boxes in the first quarter of 2004 decreased by 7% compared to the first quarter of 2003. During the first quarter of 2004, an 8.5% price increase for corrugated boxes became effective March 23, 2004.

Operations

During the first quarter of 2004, Norampac’s North American containerboard mill capacity utilization rate was approximately 93%, up from 92% in the first quarter of 2003. In addition, Norampac’s North American integration level, the percentage of containerboard produced by Norampac that is consumed by its own box plants, increased to 64% in the first quarter of 2004, up from 58% in the first quarter of 2003.

Financing Expenses and Income Taxes

Financing expenses

In the first quarter of 2004, financing expenses amounted to $39 million compared to $41 million in the first quarter of 2003. This decrease reflects the impact of lower interest rates, a weaker U.S. dollar on our U.S. dollar interest expense and lower debt levels on a quarter-over-quarter basis.

Income taxes

Our income tax recovery in the first quarter of 2004 was $27 million, reflecting an effective income tax rate of 38%, compared to an income tax expense of $11 million in the first quarter of 2003, reflecting an effective income tax rate of 29%. The variation in the effective tax rate in the first quarter of 2004 over the first quarter of 2003 results mainly from the mix and level of earnings between our different tax jurisdictions and differences in tax rates applicable to our foreign subsidiaries.

Domtar Inc. First Quarter 2004 15

Balance Sheet

Our total consolidated assets were $5,982 million as at March 31, 2004 compared to $5,847 million as at December 31, 2003. Receivables amounted to $291 million as at March 31, 2004, an increase of $94 million when compared to $197 million as at December 31, 2003. This increase mainly reflects higher sales in the month of March 2004 compared to the month of December 2003 due to demand and seasonality, as well as the positive impact of a stronger U.S. dollar, based on month-end exchange rates, on our U.S. dollar denominated receivables. Total inventories as at March 31, 2004 were $685 million, an increase of $15 million when compared to $670 million as at December 31, 2003. This increase mainly reflects the cyclical nature of our forest operations (round wood and chips in anticipation of the spring season), as well as the positive impact of a stronger U.S. dollar, based on month-end exchange rates, on our U.S. dollar denominated inventories, partially offset by the impact of inventory reduction programs. Property, plant and equipment as at March 31, 2004 totaled $4,512 million compared to $4,532 million as at December 31, 2003. This $20 million decrease was mainly due to a lower level of capital expenditures compared to amortization expense, partially offset by the effect of a stronger U.S. dollar, based on month-end exchange rates, on our U.S. mill assets. Other assets stood at $226 million as at March 31, 2004 compared to $212 million as at December 31, 2003. This $14 million increase was mainly due to Norampac’s mark-to-market unrealized gain on commodity swap contracts (long-term receivable) in the first quarter of 2004 and an increase in the funding of our pension assets as compared to pension expense.

     Trade and other payables were $681 million as at March 31, 2004 compared to $652 million as at December 31, 2003, reflecting an increase of $29 million. This increase was mainly attributable to an increase in interest payable due to the timing of interest payment deadlines on our debentures. Long-term debt (including the portion due within one year) was $2,224 million as at March 31, 2004, an increase of $165 million compared to $2,059 million as at December 31, 2003, mainly attributable to an increase in our borrowings under our revolving credit facility. The negative impact of a stronger U.S. dollar, based on month-end exchange rates, on our U.S. dollar denominated debt further explains this increase in our long-term debt. Accumulated foreign currency translation adjustments were negative $135 million as at March 31, 2004, compared to negative $145 million as at December 31, 2003. This variation mainly reflected the net impact of a stronger U.S. dollar on the net assets of our self-sustaining U.S. subsidiaries, or $28 million, net of the impact of a stronger U.S. dollar on the long-term debt designated as a hedge of the above-mentioned net assets, or $22 million, and its corresponding income tax effect of $4 million.

16   Management’s Discussion and Analysis

Liquidity and Capital Resources

Selected information

Three months ended March 31	2004	2003
(In millions of Canadian dollars, unless otherwise noted)
Cash flows provided from operating activities
before changes in working capital and other items	17	133
Changes in working capital and other items	(86)	(157)

Cash flows used for operating activities	(69)	(24)
Net additions to property, plant and equipment	(41)	(41)

Free cash flow[1]	(110)	(65)

	Mar. 31	Dec. 31
	2004	2003
Net debt-to-total capitalization ratio[2] (%)	51	48

1	Free cash flow is a non-GAAP measure that we define as the amount by which cash flows from operating activities, as determined in accordance with GAAP, exceeds net additions to property, plant and equipment, as determined in accordance with GAAP. We use free cash flow in evaluating our ability and that of our business segments to service our debt and, as such, feel it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Our free cash flow measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

2	Net debt-to-total capitalization ratio is a non-GAAP measure and is calculated as follows:

As at
March 31, 2004
Bank indebtedness	22
Long-term debt (including portion due within one year)	2,224
Cash and cash equivalents	(71)

Net debt	2,175
Shareholders’ equity	2,127

Total capitalization	4,302

Net debt-to-total capitalization	51%

We track this ratio on a regular basis in order to assess our debt position. We therefore feel it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Net debt-to-total capitalization ratio has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Our principal cash requirements are for working capital, capital expenditures, principal and interest payments on our debt and dividend payments. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility. We also have the ability to fund liquidity requirements through the issuance of debt and/or equity. The availability and cost of debt financing is dependent upon our credit ratings.

Operating activities

Cash flows used for operating activities in the first quarter of 2004 amounted to $69 million compared to $24 million in the first quarter of 2003. This decrease is primarily due to a significant decrease in EBITDA reflecting the negative impact of a weaker U.S. dollar, lower overall selling prices and higher purchased fiber costs, partially offset by higher shipments. The first quarter of the year is also typically impacted by seasonally high requirements for working capital. Our operating cash flow requirements are primarily for salaries and benefits, the purchase of fiber, energy and raw materials, and other expenses such as property taxes.

     In the first quarter of 2004, we terminated, prior to maturity, interest rate swap contracts, which were initially designated as a hedge of the fair value of the 5.375% notes due November 2013, for net cash proceeds of $20 million (US$15 million). The gain of $17 million recorded under “Other liabilities and deferred credits” will be amortized over the original designated hedging period of the underlying 5.375% notes due in November 2013.

     We sell a portion of our Canadian and American receivables through securitization programs. We use securitization of our receivables as a source of financing by reducing our working capital requirements. As at March 31, 2004, the value of securitized receivables amounted to $243 million compared to $227 million as at December 31, 2003. We expect to continue to sell receivables on an ongoing basis, given the attractive discount rates. Should we decide to discontinue these programs, our working capital

Domtar Inc. First Quarter 2004   17

and our bank debt requirements would increase. Such sales of receivables are contingent upon the Corporation retaining specified credit ratings. The loss of such ratings would, absent appropriate waivers, increase our working capital and our bank debt requirements.

Investing activities

Cash flows used for investing activities reflected net additions to property, plant and equipment, which amounted to $41 million in the first quarter of 2004, stable when compared to $41 million in the first quarter of 2003. We intend to limit our annual capital expenditures to well below 75% of amortization, or $290 million in 2004, including approximately $120 million for capital expenditures relating to the long-term sustainability of our equipment.

     Free cash flow (cash flows from operating activities less net additions to property, plant and equipment) for the first quarter of 2004 totaled negative $110 million compared to negative $65 million in the first quarter of 2003. This decrease in free cash flow on a quarter-over-quarter basis is attributable to reduced operating cash flow.

Financing activities

Cash flows provided from financing activities totaled $133 million in the first quarter of 2004 compared to $80 million in the first quarter of 2003. The increase in cash flows provided from financing activities was due to increased borrowings under our revolving credit facility in the first quarter of 2004 compared to the first quarter of 2003.

     As at March 31, 2004, our net debt-to-total capitalization ratio stood at 51% compared to 48% as at December 31, 2003. Net indebtedness, including $188 million representing our 50% share of the net indebtedness of Norampac, was $2,175 million as at March 31, 2004. This compares to $2,030 million as at December 31, 2003, including $180 million for our 50% share of the net indebtedness of Norampac. The $145 million increase in net indebtedness was largely due to increased borrowings under our revolving credit facilities and the negative impact of a stronger U.S. dollar, based on month-end exchange rates, on our U.S. dollar denominated debt.

     As at March 31, 2004, the balance of the US$1 billion bank term loan initially entered into to finance our 2001 acquisition of four U.S. mills was US$75 million ($98 million) compared to US$76 million ($99 million) as at December 31, 2003. The term loan bears interest based on the U.S. dollar LIBOR rate or the U.S. prime rate, plus a margin that varies with Domtar’s credit rating.

     As at March 31, 2004, of the US$500 million revolving credit facility, US$130 million ($170 million) was drawn, US$8 million ($11 million) of letters of credit were outstanding and US$1 million ($1 million) was drawn in the form of overdraft and included in “Bank indebtedness”, resulting in US$361 million ($473 million) of availability under this facility. No provision was recorded relating to outstanding letters of credit. As at December 31, 2003, US$23 million ($30 million) was drawn, US$8 million ($10 million) of letters of credit were outstanding and US$5 million ($7 million) was drawn in the form of overdraft and included in “Bank indebtedness”. Borrowings under this revolving credit facility bear interest at a rate based on the Canadian dollar bankers’ acceptance or the U.S. dollar LIBOR rate or the prime rate, plus a margin that varies with Domtar’s credit rating. This bank facility also requires commitment fees in accordance with standard banking practices.

     In addition, as at March 31, 2004, a separate €5 million ($8 million) letter of credit was outstanding. No provision was recorded relating to this outstanding letter of credit.

     Our borrowing agreements contain restrictive covenants. In particular, our unsecured bank credit facility contains covenants that require compliance with certain financial ratios on a quarterly basis. In addition, the indentures related to the 10% and 10.85% debentures limit the amount of dividends that we may pay, the amount of shares that we may repurchase for cancellation and the amount of new long-term debt we may incur.

     In the first quarter of 2004, common shares amounting to $7 million were issued pursuant to our stock option and share purchase plans versus $4 million for the first quarter of 2003. We did not purchase for cancellation any of our common shares in either of the quarters ended March 31, 2004 or March 31, 2003.

     As at April 29, 2004, we had 229,682,828 common shares, 69,576 Series A Preferred Shares and 1,550,000 Series B Preferred Shares, which were issued and outstanding.

     As at April 29, 2004, we had 5,800,542 common shares purchase options issued and outstanding under the Executive stock option and Share purchase plan.

18   Management’s Discussion and Analysis

Off Balance Sheet Arrangements

In the normal course of business, we finance certain of our activities off balance sheet through leases and securitizations. The description of these arrangements and their impact on our results of operations and financial position for the year ended December 31, 2003 can be found on page 56 of our 2003 Annual Report1 and have not changed materially since December 31, 2003.

Guarantees

Domtar has provided certain guarantees with regards to its pension plans, its E.B. Eddy acquisition in 1998, the sales of its businesses and real estate, its debt agreements and its leases. The description of these guarantees and their impact on our results of operations and financial position for the year ended December 31, 2003 can be found on pages 56 and 57 of our 2003 Annual Report1 and have not changed materially since December 31, 2003.

Contractual Obligations and Commercial Commitments

In the normal course of business, we enter into certain contractual obligations and commercial commitments, such as debentures and notes, operating leases, letters of credit and others. The summary of our obligations and commitments as at December 31, 2003 can be found on page 57 of our 2003 Annual Report1 and have not materially changed since December 31, 2003.

For the foreseeable future, we expect cash flows from operations and from our various sources of financing to be sufficient to meet our contractual obligations and commercial commitments.

1	Our 2003 Annual Report can be found on our website at www.domtar.com.

Domtar Inc. First Quarter 2004   19

Selected Quarterly Financial Information

Selected quarterly financial information for the nine most recently completed quarters ending March 31, 2004 is disclosed below:

Selected quarterly					2002					2003	2004
financial information	1st	2nd	3rd	4th	Year	1st	2nd	3rd	4th	Year	1st
(In millions of Canadian dollars, unless otherwise noted)
Sales	1,421	1,485	1,499	1,454	5,859	1,388	1,336	1,266	1,177	5,167	1,225
EBITDA	142	217	233	217	809	176	152	131	57	516	58
Excluding unusual items	173	217	233	222	845	176	152	126	65	519	66
Operating profit (loss)	32	118	136	98	384	78	56	36	(262)	(92)	(33)
Excluding unusual items	77	118	136	116	447	78	56	31	(30)	135	(25)
Net earnings (loss)	(11)	55	59	38	141	27	8	3	(228)	(190)	(44)
Excluding unusual items	19	55	59	50	183	27	15	—	(37)	5	(38)
Net earnings (loss) per share (in dollars):
Basic	(0.05)	0.24	0.26	0.17	0.62	0.12	0.03	0.01	(1.00)	(0.84)	(0.19)
Basic, excluding unusual items	0.08	0.24	0.26	0.22	0.80	0.12	0.06	0.00	(0.16)	0.02	(0.16)
Diluted	(0.05)	0.24	0.26	0.17	0.61	0.12	0.03	0.01	(1.00)	(0.84)	(0.19)
Selling price index (%)	90	92	93	92	92	93	95	91	90	92	89
Shipments to capacity ratio for papers (%)	94	93	98	94	95	91	92	92	88	91	98
Average exchange rates
CAN	1.594	1.554	1.563	1.569	1.570	1.510	1.398	1.380	1.316	1.401	1.318
US	0.627	0.644	0.640	0.637	0.637	0.662	0.715	0.725	0.760	0.714	0.759

Sales and operating profit have experienced a steady decline since the beginning of 2003. This is mainly in line with the steady weakening of the U.S. dollar and continued low selling prices, as evidenced by our selling price index. In addition, low shipments further impacted our results. Our quality and profitability improvement programs initiated in 2002 contributed to the positive results in that year, but were hampered by difficult market conditions in 2003. These programs, when excluding the impact of lower volumes, did enable us to more than offset the impact of inflation on salaries and benefits. We plan to strengthen these programs so as to reduce our costs further.

     The first quarter of 2004 showed the first signs of recovery in terms of demand as our shipments to capacity ratio for papers climbed to 98% from an 88% low in the fourth quarter of 2003. Our results in the first quarter of 2004 remained in line with our performance in the fourth quarter of 2003. This is mainly attributable to higher shipments and sustained efforts to reduce costs being offset by lower selling prices.

     In addition, in light of the continued weakness in the U.S. dollar and the low pricing environment, we continued the restructuring of our Canadian Pulp and Paper Manufacturing Group’s operations to ensure that they are profitable when the Canadian dollar is valued at 75 cents to the U.S. dollar and paper prices are at cycle-low levels. We anticipate that this initiative, in conjunction with the Vancouver reorganization, will generate approximately $50 million once fully implemented. This initiative is an important contribution to our efforts to improve

20   Management’s Discussion and Analysis

our profitability by $200 million in order to reach our goal of providing shareholders with a 15% return on equity over a business cycle. The remaining $150 million is expected to be achieved in 2004 and 2005, arising from our quality and profitability improvement programs, including the benefits resulting from the roll out of an ERP system, the implementation of a new paper shipment logistics and transportation management system and Kaïzen continuous improvement workshops.

     Typically, second and third quarters are seasonally stronger in terms of results, as demand normally picks up during the spring and summer months.

Accounting Changes

Generally Accepted Accounting Principles and financial statement presentation

On January 1, 2004, Domtar adopted the new Canadian Institute of Chartered Accountants’ (CICA) Handbook Section 1100 “Generally Accepted Accounting Principles” recommendations and 1400 “General Standards of Financial Statement Presentation” recommendations. Section 1100 describes what constitutes Canadian Generally Accepted Accounting Principles (GAAP) and its sources, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP.

     In accordance with the transitional provisions of the new accounting recommendations, Domtar reclassified delivery costs as well as countervailing and antidumping duties on exports of softwood lumber to the United States from “Sales” to “Cost of sales”. For the three months ended March 31, 2004, delivery costs amounted to $84 million (2003—$84 million) and countervailing and antidumping duties amounted to $12 million (2003—$8 million).

     The adoption of these recommendations has no other significant impact on the unaudited interim consolidated financial statements.

Hedging relationships

     On January 1, 2004, Domtar adopted the new CICA Accounting Guideline 13 (AcG-13) “Hedging Relationships”. This accounting guideline addresses the identification, designation, documentation and effectiveness of the hedging relationships for the purpose of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under this guideline, documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented. As of January 1, 2004, Domtar has in place all necessary hedge documentation to apply hedge accounting for interest rate swaps, forward foreign exchange contracts, foreign currency options, pulp swaps and energy swaps.

     For some of their commodity swaps, Norampac (a 50-50 joint venture with Cascades Inc.) does not meet the criteria for hedge effectiveness. As a result, Norampac has to account for these contracts at their fair market value. The fair market value of these contracts is re-evaluated each quarter and recorded as an unrealized gain or loss in the Consolidated earnings. Notwithstanding the fact that these commodity swap contracts do not meet the criteria under AcG-13, Norampac believes, from an operational view, that these contracts are effective in minimizing its risk. For the three months ended March 31, 2004, an unrealized gain of $6 million is included in Cost of sales representing the Corporation’s proportionate share of Norampac’s unrealized gain on commodity swaps.

Asset retirement obligations

     On January 1, 2004, Domtar adopted retroactively with restatement of prior periods the new CICA Handbook Section 3110 “Asset Retirement Obligations”, which requires entities to record a liability at fair value when there is a legal obligation associated to the retirement of an asset in the period in which it is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life.

Domtar Inc. First Quarter 2004   21

The liability is accreted using a credit adjusted risk free interest rate. Section 3110 is analogous to U.S. GAAP SFAS 143 “Accounting for Asset Retirement Obligations”, which was adopted for U.S. GAAP purposes on January 1, 2003. Asset retirement obligations in connection with the adoption of SFAS 143 were primarily linked to landfill capping obligations, asbestos removal obligations on equipment and demolition of certain abandoned buildings. Taking into consideration the existing assets and liabilities for these items, the impact of the implementation of SFAS 143 was not considered significant at January 1, 2003. No asset retirement obligations were recorded for assets that have indeterminate settlement dates, such as asbestos removal relating to buildings. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. As at March 31, 2004, the adoption of Section 3110 has increased the loss by $0.6 million (2003 — nil), decreased the opening retained earnings by $4.0 million (2003 — nil), decreased assets by $0.3 million (December 31, 2003 — $8.4 million) and increased liabilities by $0.3 million (December 31, 2003—decreased liabilities by $4.4 million).

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect our results of operations and financial position. On an ongoing basis, management reviews its estimates, including those related to environmental matters, useful lives, impairment of long-lived assets and goodwill, pension and other employee future benefit plans, and income taxes based upon currently available information. Actual results could differ from those estimates.

     These critical accounting policies reflect matters that contain a significant level of management estimates about future events, reflect the most complex and subjective judgments, and are subject to a fair degree of measurement uncertainty.

     The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on our results of operations and financial position for the year ended December 31, 2003 as well as the effect of changes to these estimates can be found on pages 63 to 68 of our 2003 Annual Report1 and have not materially changed since December 31, 2003.

Risks and Uncertainties

Product prices

Our financial performance is sensitive to the selling prices of our products. The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North America or international markets, inventory de-stocking by customers and fluctuations in currency exchange rates. During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins resulting in substantial declines in profitability and sometimes, net losses. See “Sensitivity Analysis”.

Operational risks

The activities conducted by our businesses are subject to a number of operational risks including competition, performance of key suppliers and distributors, renewal of collective agreements, regulatory risks, successful integration of new acquisitions, retention of key personnel and reliability of information systems. In addition, operating costs for our businesses can be affected by changes in energy and other raw material prices as a result of changing economic or political conditions or due to particular supply and demand considerations.

Foreign exchange

Our revenues for many of our products are affected by fluctuations in the exchange rate between the

1	Our 2003 Annual Report can be found on our website at www.domtar.com.

22   Management’s Discussion and Analysis

Canadian dollar and the U.S. dollar, as was the case in 2003 and in the first quarter of 2004. Any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces our profitability. The prices for many of our products, including those we sell in Canada, are generally driven by U.S. prices of similar products. Our U.S. dollar sales, net of U.S. dollar purchases for our operating activities, represent approximately US$1 billion annually. This amount is reduced by interest on our U.S. dollar denominated debt (approximately $0.1 billion annually). Exchange rate fluctuations are beyond our control and the U.S. dollar may continue to depreciate against the Canadian dollar in the future, which would result in lower revenues and margins.

Environment

We are subject to American and Canadian environmental laws and regulations for effluent and air emissions, harvesting, sylviculture activities, waste management and groundwater quality, among others. These laws and regulations require us to obtain and comply with authorization requirements of the appropriate governmental authorities who exercise considerable discretion for authorization issuances and their timing. Failure to comply with applicable environmental laws, regulations and permit requirements may result in fines, penalties or enforcement actions by the authorities, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of environmental control equipment or remedial actions, any of which could entail significant expenditures and negatively impact our financial results and financial condition. Changes to environmental laws and regulations and/or their application may require us to make significant expenditures that could negatively impact our financial results and financial condition.

     We continue to take remedial action under our Care and Control program at a number of former operating sites, especially in the wood preserving sector, due to possible soil, sediment or groundwater contamination. The investigation and remediation process is lengthy and subject to the uncertainties of changes in legal requirements, technological developments and the allocation of liability among potentially responsible parties.

     We had a provision of $62 million for environmental matters as at March 31, 2004. While we believe that we have determined the costs for environmental matters likely to be incurred, based on known information, our ongoing efforts to identify potential environmental concerns that may be associated with our former and present operations may lead to future environmental investigations. These efforts may result in the determination of additional environmental costs and liabilities, which cannot be reasonably estimated at this time.

     In addition, the pulp and paper industry in the United States is subject to Cluster Rules that further regulate effluent and air emissions. We comply with all present regulations.

Lumber export duties

Our Wood sales represented 9% of our consolidated sales in the first quarter of 2004 and we exported approximately 60% of our softwood lumber products to the United States.

     The United States Department of Commerce announced that it had imposed cash deposit requirements on the Canadian softwood lumber industry with a final aggregate countervailing and antidumping rate of 27.22%, that is, 18.79% for countervailing and 8.43% for antidumping. Since May 22, 2002, based on a final decision by the United States International Trade Commission, we have made the required cash deposits on our exports of softwood lumber to the United States. The Canadian government has challenged both the countervailing and antidumping rates with the World Trade Organization and the North American Free Trade Agreement.

     We are currently experiencing, and may continue to experience, reduced revenues and margins in our Wood business as a result of countervailing and antidumping duty applications or any new arrangements between the United States and Canada.

Legal proceedings

In the normal course of our operations, we become involved in various legal actions mostly related to contract disputes, patent infringements, environmental and product warranty claims, and labor issues. While the final outcome with respect to actions outstanding or pending as at March 31, 2004 cannot be predicted with certainty, it is our belief that their resolution will not have a material adverse effect on our financial position, earnings or cash flows.

     In April 2003, the Canadian Competition Bureau (the “Bureau”) began an investigation of Canada’s

Domtar Inc. First Quarter 2004 23

major distributors of carbonless paper and other fine paper products, including our Paper Merchants in Canada. In March 2004, the Bureau expanded its investigation to include dealings between the Corporation and Xerox Canada Limited. Although the investigation is continuing, we are not able to predict the outcome of this investigation or the impact, if any, it may have on us.

Sensitivity Analysis

Our operating profit, net earnings and earnings per share can be impacted by the following sensitivities:

	Approximate annual impact on1, 2
	Operating	Net	Earnings
	profit	earnings	per share
(In millions of Canadian dollars, except per share amounts)
Each US$10/unit change in the selling price of the following products[3]:
Papers
Copy and offset grades	19	13	0.05
Uncoated commercial printing & publication and premium imaging grades	8	5	0.02
Coated commercial printing & publication grades	5	3	0.01
Technical & specialty grades	5	3	0.02
Pulp — net position	9	6	0.03
Wood
Lumber	13	8	0.04
Packaging
Containerboard	4	3	0.01

Foreign exchange (CAN$0.01 change in relative value to the U.S. dollar before hedging)
Impact of US$ pricing on export sales, net of US$ purchases, excluding Norampac	10 [5]	6	0.03

Interest rate
1% change in interest rates on our floating rate debt (excluding Norampac)	N/A	5	0.02

Energy[4]
Natural gas: US$0.25/MMBtu change in price before hedging	6	4	0.02
Crude oil: US$1/barrel change in price before hedging	3	2	0.01

1	Based on budgeted exchange rate of 1.333.

2	Based on a marginal tax rate of 35%.

3	Based on budgeted 2004 capacity (in tons, tonnes or MFBM).

4	Based on budgeted 2004 consumption levels. The allocation between energy sources may vary during the year in order to take advantage of market conditions.

5	In addition, significant fluctuations in the value of the U.S. currency will also have an impact on our product pricing in Canada over time given that Canadian pricing is derived from U.S. dollar denominated prices.

Note that Domtar may, from time to time, hedge part of its foreign exchange, net pulp, containerboard, interest rate and energy positions.

24 Management’s Discussion and Analysis

										Q1	Q1
Benchmark nominal prices[1]	1995	1996	1997	1998	1999	2000	2001	2002	2003	2003	2004	Trend[2]
Papers
Copy 20 lb sheets (US$/ton)	1,123	848	769	780	778	877	815	776	768	793	723	824
Offset 50 lb rolls (US$/ton)	983	736	756	666	659	757	719	692	628	673	587	735
Coated publication, no. 3, 60 lb rolls (US$/ton)	1,200	943	941	909	851	948	853	767	804	810	768	931
Pulp NBSK (US$/ADMT)	874	586	588	544	541	685	558	491	553	507	600	596
Wood
Lumber 2x4x8 (US$/MFBM)	335	403	383	376	390	316	345	334	327	314	368	342
Packaging
Unbleached kraft linerboard, 42 lb East (US$/ton)	511	371	336	373	400	468	445	427	421	428	412	421

Selling price index[3] before acquisition of four US mills	120%	100%	99%	94%	93%	102%
Selling price index[3] before impact of lumber duties							97%	92%	92%	93%	89%	100%
Average exchange rates
CAN	1.372	1.364	1.385	1.484	1.486	1.485	1.549	1.570	1.401	1.510	1.318
US	0.729	0.733	0.722	0.674	0.673	0.673	0.646	0.637	0.714	0.662	0.759

1	Source: Pulp & Paper Week and Random Lengths.

2	Source: Consensus of analysts of normalized pricing as at November 30, 2003.

3	Selling price index is derived using transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing.

Domtar Inc. First Quarter 2004   25

Outlook

The U.S. economy is showing encouraging signs of recovery and is having a positive impact on many of our markets. Although we continued to face factors beyond our control during the first quarter of 2004, such as a weak US dollar affecting our Canadian operations and cycle-low pricing, we experienced an improvement in demand for our products at the end of the quarter. Indeed, order books are currently strong and, as such, price increases for uncoated freesheet, softwood and hardwood pulp, as well as linerboard have been announced.

     We will, nonetheless, continue to take actions to improve our profitability by $200 million in order to reach our goal of providing our shareholders with a return on equity of 15% over a business cycle. In addition to the anticipated $50 million savings associated with the restructuring of activities at our Canadian paper manufacturing facilities, the remaining expected savings of $150 million should be achieved in 2004 and 2005, and they are expected to come from our quality and profitability improvement programs, including the benefits resulting from initiatives such as the roll out of an ERP system, the implementation of a new paper shipment logistics and transportation management system and Kaïzen continuous improvement workshops. We expect our customer focus and quality and profitability improvement programs to allow us to take full advantage of improvements in the economy and to deliver superior returns to our shareholders.

Certifications

We have complied with the Multilateral Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings” issued by the Canadian Securities Administrators and have filed form 52-109FT2 “Certification of Interim Filings during Transition Period” with the appropriate securities regulators in Canada. These certificates can be found on the SEDAR website.

Additional information, including our Annual Information Form, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

26   Consolidated Financial Statements

Consolidated earnings

Three months ended March 31	2004	2004	2003
(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)	(Unaudited)	(Unaudited)
	US$	$	$
	(Note 3)
Sales (Note 2)	935	1,225	1,388
Operating expenses
Cost of sales (Note 2)	827	1,084	1,134
Selling, general and administrative	57	75	78
Amortization	70	91	98
Closure and restructuring costs (Note 4)	6	8	—

	960	1,258	1,310

Operating profit (loss)	(25)	(33)	78
Financing expenses	30	39	41
Amortization of deferred gain	(1)	(1)	(1)

Earnings (loss) before income taxes	(54)	(71)	38
Income tax expense (recovery)	(20)	(27)	11

Net earnings (loss)	(34)	(44)	27

Per common share (in dollars) (Note 5)
Net earnings (loss)
Basic	(0.14)	(0.19)	0.12
Diluted	(0.14)	(0.19)	0.12
Weighted average number of common shares outstanding (millions)
Basic	228.2	228.2	226.9
Diluted	228.2	228.2	228.9

The accompanying notes are an integral part of the consolidated financial statements.

Domtar Inc. First Quarter 2004   27

Consolidated balance sheets

	March 31	March 31	December 31
	2004	2004	2003
(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)	(Unaudited)	(Unaudited)
	US$	$	$
	(Note 3)		Restated
			(Note 2)
Assets
Current assets
Cash and cash equivalents	54	71	48
Receivables	222	291	197
Inventories	523	685	670
Prepaid expenses	26	34	22
Income taxes receivable	20	27	29
Future income taxes	45	59	60

	890	1,167	1,026
Property, plant and equipment	3,443	4,512	4,532
Goodwill	59	77	77
Other assets	173	226	212

	4,565	5,982	5,847

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	17	22	19
Trade and other payables	520	681	652
Income and other taxes payable	27	36	28
Long-term debt due within one year	4	6	5

	568	745	704
Long-term debt	1,693	2,218	2,054
Future income taxes	406	532	562
Other liabilities and deferred credits	275	360	360
Shareholders’ equity
Preferred shares	31	41	42
Common shares	1,345	1,763	1,756
Contributed surplus	6	7	6
Retained earnings	344	451	508
Accumulated foreign currency translation adjustments (Note 7)	(103)	(135)	(145)

	1,623	2,127	2,167

	4,565	5,982	5,847

The accompanying notes are an integral part of the consolidated financial statements.

28   Consolidated Financial Statements

Consolidated cash flows

Three months ended March 31	2004	2004	2003
(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)	(Unaudited)	(Unaudited)
	US$	$	$
	(Note 3)
Operating activities
Net earnings (loss)	(34)	(44)	27
Non-cash items:
Amortization	70	91	98
Future income taxes	(23)	(30)	6
Amortization of deferred gain	(1)	(1)	(1)
Closure and restructuring costs (Note 4)	6	8	—
Other	(5)	(7)	3

	13	17	133
Changes in working capital and other items
Receivables	(74)	(97)	(44)
Inventories	(14)	(18)	(40)
Prepaid expenses	(11)	(14)	(9)
Trade and other payables	15	20	(53)
Income and other taxes	7	9	(1)
Early settlement of interest rate swaps (Note 6)	15	20	—
Other	(4)	(6)	(7)
Payments of closure costs, net of proceeds on disposition	—	—	(3)

	(66)	(86)	(157)

Cash flows used for operating activities	(53)	(69)	(24)
Investing activities
Net additions to property, plant and equipment	(31)	(41)	(41)

Cash flows used for investing activities	(31)	(41)	(41)
Financing activities
Dividend payments	(11)	(14)	(9)
Change in bank indebtedness	3	4	7
Change in revolving bank credit, net of expenses	107	140	96
Issuance of long-term debt, net of expenses	1	1	—
Repayment of long-term debt	(3)	(4)	(17)
Common shares issued, net of expenses	5	7	4
Redemptions of preferred shares	(1)	(1)	(1)

Cash flows provided from financing activities	101	133	80

Net increase in cash and cash equivalents	17	23	15
Translation adjustments related to cash and cash equivalents	—	—	(3)
Cash and cash equivalents at beginning of period	37	48	38

Cash and cash equivalents at end of period	54	71	50

The accompanying notes are an integral part of the consolidated financial statements.

Domtar Inc. First Quarter 2004   29

Consolidated retained earnings

Three months ended March 31	2004	2004	2003
(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)	(Unaudited)	(Unaudited)
	US$	$	$
	(Note 3)
Retained earnings at beginning of period — as reported	391	512	753
Cumulative effect of changes in accounting policies (Note 2)	(3)	(4)	—

Retained earnings at beginning of period — as restated	388	508	753
Net earnings (loss)	(34)	(44)	27
Dividends on common shares	(10)	(13)	(9)

Retained earnings at end of period	344	451	771

The accompanying notes are an integral part of the consolidated financial statements.

30   Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Three months ended March 31, 2004 (In millions of Canadian dollars, unless otherwise noted)

Note 1.
Basis of presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Domtar Inc.’s (Domtar) financial position as at March 31, 2004 and December 31, 2003, as well as its results of operations and its cash flows for the three months ended March 31, 2004 and 2003.

     While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with Domtar’s annual consolidated financial statements.

     These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except as described in Note 2.

Note 2.
Accounting changes

Generally Accepted Accounting Principles and financial statement presentation

On January 1, 2004, Domtar adopted the new Canadian Institute of Chartered Accountants’ (CICA) Handbook Section 1100 “Generally Accepted Accounting Principles” recommendations and 1400 “General Standards of Financial Statement Presentation” recommendations. Section 1100 describes what constitutes Canadian Generally Accepted Accounting Principles (GAAP) and its sources and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP.

     In accordance with the transitional provisions of the new accounting recommendations, Domtar reclassified delivery costs as well as countervailing and antidumping duties on exports of softwood lumber to the United States from “Sales” to “Cost of sales”. For the three months ended March 31, 2004, delivery costs amounted to $84 million (2003—$84 million) and countervailing and antidumping duties amounted to $12 million (2003—$8 million).

     The adoption of these recommendations has no other significant impact on the unaudited interim consolidated financial statements.

Domtar Inc. First Quarter 2004   31

Hedging relationships

On January 1, 2004, Domtar adopted the new CICA Accounting Guideline 13 (AcG-13) “Hedging Relationships”. This accounting guideline addresses the identification, designation, documentation and effectiveness of the hedging relationships for the purpose of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under this guideline, documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented. As of January 1, 2004, Domtar has in place all necessary hedge documentation to apply hedge accounting for interest rate swaps, forward foreign exchange contracts, foreign currency options, pulp swaps and energy swaps.

     For some of their commodity swaps, Norampac (a 50-50 joint venture with Cascades Inc.) does not meet the criteria for hedge effectiveness. As a result, Norampac has to account for these contracts at their fair value. The fair value of these contracts is re-evaluated each quarter and an unrealized gain or loss is recorded in the Consolidated earnings. Notwithstanding the fact that these commodity swap contracts do not meet the criteria under AcG-13, Norampac believes, from an operational view, that these contracts are effective in minimizing its risk. For the three months ended March 31, 2004, an unrealized gain of $6 million is included in Cost of sales representing the Corporation’s proportionate share of Norampac’s unrealized gain on commodity swaps.

Asset retirement obligations

On January 1, 2004, Domtar adopted retroactively with restatement of prior periods the new CICA Handbook Section 3110 “Asset Retirement Obligations”, which requires entities to record a liability at fair value when there is a legal obligation associated to the retirement of an asset in the period in which it is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. Section 3110 is analogous to U.S. GAAP SFAS 143 “Accounting for Asset Retirement Obligations”, which was adopted for U.S. GAAP purposes on January 1, 2003. Asset retirement obligations in connection with the adoption of SFAS 143 were primarily linked to landfill capping obligations, asbestos removal obligations on equipment and demolition of certain abandoned buildings. Taking into consideration the existing assets and liabilities for these items, the impact of the implementation of SFAS 143 was not considered significant at January 1, 2003. No asset retirement obligations were recorded for assets that have indeterminate settlement dates, such as asbestos removal relating to buildings. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. As at March 31, 2004, the adoption of Section 3110 has increased the loss by $0.6 million (2003—nil), decreased the opening retained earnings by $4.0 million (2003—nil), decreased assets by $0.3 million (December 31, 2003—$8.4 million) and increased liabilities by $0.3 million (December 31, 2003—decreased liabilities by $4.4 million).

Note 3.
United States dollar amounts

The unaudited interim consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the 2004 unaudited interim consolidated financial statements and the tables of certain related notes have been translated into U.S. dollars at the March 2004 month-end rate of CAN$1.00 = US$0.7631. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

32   Notes to Consolidated Financial Statements

Note 4.
Closure and restructuring costs

Closure costs

On March 31, 2004, Domtar sold the St. Catharine’s, Ontario, paper mill, which was closed in September 2002, for $1 million to a third party who agreed to purchase it in its existing state. As such, the majority of the remaining closure cost provision was reversed, leaving a balance of $1 million that represents remaining severance and commitments and contingencies related to environmental matters.

Workforce reduction and restructuring costs

In March 2004, Domtar’s management committed to a workforce reduction and restructuring plan in the Canadian Pulp and Paper Manufacturing Group. The plan affects Domtar’s Cornwall, Espanola, Ottawa-Hull, Port Huron and Windsor mills. In all, 330 employees will be affected by this plan over 2004 to 2006: 181 from severance; 129 from attrition; 14 from redeployment to other activities; and 6 currently vacant positions that will not be filled. The total severance and termination benefit costs accrued in March 2004, representing all of the severance and termination costs related to the plan, amounted to $16 million, which included $3 million for pension curtailment costs. Further costs related to the plan expected to be incurred over 2004 to 2006 include training costs of $6 million, outplacement costs of $1 million and pension settlements, which are not yet determinable, that will be expensed as incurred. To accomplish this plan, Domtar will be required to invest approximately $14 million in capital expenditures over 2004 to 2006.

     The following table provides a reconciliation of all closure cost provisions for the period ended March 31, 2004:

	Restructuring costs
	Canadian Pulp
	and Paper	Closure
	Manufacturing	costs
	Group*	St. Catharines	Total
	$	$	$
Balance at beginning of period	5	8	13
Severance payments	(2)	—	(2)
Reversal of provision	—	(8)	(8)
Proceed on disposition	—	1	1
Additions Labor costs	16	—	16

Balance at end of period	19	1	20

*	The balance at the beginning of the period represents the provision related to the permanent shutdown of one paper machine at the Vancouver, British Columbia, paper mill recorded in December 2003.

Domtar Inc. First Quarter 2004   33

Note 5.
Earnings (loss) per share

The basic net earnings (loss) per share is computed by dividing the net earnings (loss) applicable to common shares by the weighted average number of common shares outstanding during the period.

     The diluted net earnings (loss) per share is computed by dividing the net earnings (loss) applicable to common shares by the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents such as options and share purchase loans. The diluted net earnings (loss) per share is calculated using the treasury method, as if all common share equivalents had been exercised at the beginning of the period, or the date of the issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of Domtar at the average trading price of the common shares during the period. Stock options to purchase common shares are not included in the computation of diluted net earnings (loss) per share in periods when net losses are recorded given that they are anti-dilutive.

     The following table provides the reconciliation between basic and diluted earnings (loss) per share.

	2004	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)
	US$	$	$
	(Note 3)
Net earnings (loss)	(34)	(44)	27
Dividend requirements of preferred shares	—	—	—
Net earnings (loss) applicable to common shares	(34)	(44)	27

Weighted average number of common shares outstanding (millions)	228.2	228.2	226.9
Effect of dilutive stock options (millions)	—	—	2.0

Weighted average number of diluted common shares outstanding (millions)	228.2	228.2	228.9

Basic earnings (loss) per share (in dollars)	(0.14)	(0.19)	0.12
Diluted earnings (loss) per share (in dollars)	(0.14)	(0.19)	0.12

Note 6.
Interest rate risks

In 2004, the Corporation terminated, prior to maturity, interest rate swap contracts for net cash proceeds of $20 million (US$15 million). The gain of $17 million recorded under “Other liabilities and deferred credits” will be amortized over the original designated hedging period of the underlying 5.375% notes due in November 2013.

34   Notes to Consolidated Financial Statements

Note 7.
Accumulated foreign currency translation adjustments

	March 31	March 31	December 31
	2004	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)
	US$	$	$
	(Note 3)
Balance at beginning of period	(110)	(145)	2
Effect of changes in exchange rates during the period:
On net investment in self-sustaining foreign subsidiaries	21	28	(391)
On certain long-term debt denominated in foreign currencies designated as a hedge of net investment in self-sustaining foreign subsidiaries	(17)	(22)	282
Future income taxes thereon	3	4	(38)

Balance at end of period	(103)	(135)	(145)

Note 8.
Segmented disclosures

Domtar operates in the four reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar’s reportable segments:

•	Papers —represents the aggregation of the manufacturing and distribution of business, commercial printing and publication, and technical and specialty papers, as well as pulp.

•	Paper Merchants —involves the purchasing, warehousing, sale and distribution of various products made by Domtar and by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products.

•	Wood —comprises the manufacturing and marketing of lumber and wood-based value-added products and the management of forest resources.

•	Packaging —comprises the Corporation’s 50% ownership interest in Norampac, a company that manufactures and distributes containerboard and corrugated products.

Domtar evaluates performance based on operating profit, which represents sales, reflecting transfer prices between segments at fair value, less allocable expenses before financing expenses and income taxes.

Domtar Inc. First Quarter 2004   35

Segmented data

	2004	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)
	US$	$	$
	(Note 3)
Sales
Papers	601	788	917
Paper Merchants	201	263	300
Wood	109	143	127
Packaging	112	146	158

Total for reportable segments	1,023	1,340	1,502
Intersegment sales — Papers	(60)	(78)	(85)
Intersegment sales — Wood	(27)	(35)	(27)
Intersegment sales — Packaging	(1)	(2)	(2)

Consolidated sales	935	1,225	1,388

Operating profit (loss)
Papers(a)	(29)	(38)	81
Paper Merchants	5	6	7
Wood	(10)	(13)	(21)
Packaging(b)	8	11	11

Total for reportable segments	(26)	(34)	78
Corporate	1	1	—

Consolidated operating profit (loss)	(25)	(33)	78

(a)	The operating loss for the three months ended March 31, 2004, reflects a reversal of the closure cost provision relating to the sale of the St. Catharines, Ontario, paper mill in the amount of $8 million and reflects a $16 million provision for workforce reduction and restructuring costs.

(b)	The operating profit for the three months ended March 31, 2004 include an unrealized gain of $6 million ($4 million net of income taxes or $0.02 per common share) representing the Corporation’s proportionate share of Norampac’s unrealized gain on the marked to market of some of their commodity swaps.

Note 9.
Subsequent event

On April 2, 2004, Norampac acquired the shares of Johnson Corrugated Products Corp., a corrugated products plant in Thompson, Connecticut. The Corporation’s proportionate share of the consideration is approximately $7 million (US$5 million) excluding fees related to the transaction. Norampac has not yet finalized the total aggregate purchase price of the acquisition.

Note 10.
Comparative figures

To conform with the basis of presentation adopted in the current period, certain figures previously reported have been reclassified.

ARCTIC
OCEAN
GREENLAND
Beaufort Sea
Baffin Bay
ALASKA (USA)
Gulf of Alaska
NORTHWEST TERRITORIES
NUNAVUT
CANADA
Hudson Bay
PACIFIC OCEAN
UNITED STATES
OF AMERICA
ATLANTIC
OCEAN
Gulf of Mexico
MEXICO

A.
Our Facilities

HEAD OFFICE

- Domtar House

CONVERTING CENTERS

- Ottawa
- Terrebonne

PULP AND PAPER MILLS

- Ashdown
- Cornwall
- Espanola
- Lebel-sur-Quevillon
- Nekoosa
- Ottawa-Hull
- Port Edwards
- Port Huron
- Vancouver
- Windsor
- Woodland

SALES OFFICES

- Atlanta
- Chicago
- Dallas
- Los Angeles
- Montreal
- New York
- Ottawa
- Port Huron
- Toronto
- Vancouver

DOMTAR OWNED PAPER MERCHANTS

- Albany
- Baltimore
- Boston
- Cincinnati
- Cleveland
- Columbus
- Dallas
- Dartmouth
- Dayton
- Fort Wayne
- Harrisburg
- Hartford
- Indianapolis
- Lancaster
- London
- Mansfield
- Montreal
- New York
- Ottawa
- Philadelphia
- Quebec City
- Saint John
- South Bend
- St. John's
- Toronto
- Washington, DC

In addition to the Domtar owned Paper Merchants, some 150 independant paper merchants, in more than 350 locations throughout North America, carry Domtar papers.

Hudson Strait
Hudson Bay
QUEBEC
ONTARIO
Matagami
Lebel-sur-Quevillon
Sullivan
Val-d'Or
Timmins
Malartic
White River
Chapleau
Elk Lake
Grand-Remous
Nairn Centre
Quebec City
Ste-Marie
Saint John
MAINE
Montreal
Ottawa
Sault Ste. Marie
WISCONSIN
MICHIGAN
NEW YORK
PENNSYLVANIA
IOWA
OHIO

B.
Domtar's Sawmills
and Forest Operations

FORESTS

Forests managed by Domtar

WOOD

- Chapleau
- Elk Lake
- Grand-Remous
- Lebel-sur-Quevillon
- Malartic
- Matagami
- Nairn Centre
- Ste-Marie
- Sullivan
- Timmins
- Val-d'Or
- White River

FOR FURTHER INFORMATION

INVESTOR RELATIONS
 Christian Dubé
 Senior Vice-President and
Chief Financial Officer
 Tel.: (514) 848-5511

 Jean-Sébastien Vanbrugghe
 Manager, Corporate Finance
 Tel.: (514) 848-5469
 Fax: (514) 848-5638
 E-mail: ir@domtar.com

COMMUNICATIONS
 William L. George
 Vice-President, Communications
 and Government Relations
 Tel.: (514) 848-5213
 Fax: (514) 848-6878

HEAD OFFICE
 395 de Maisonneuve Blvd. West
 Montreal, Qc, Canada H3A 1L6
 Tel.: (514) 848-5400
www.domtar.com	BROKERAGE FIRMS THAT FOLLOW DOMTAR:

 BMO Nesbitt Burns
 CIBC World Markets
 D.A. Davidson & Company
 Desjardins Securities
 Deutsche Bank Securities
 Equity Research Associates
 Goldman Sachs & Company
 J.P. Morgan Securities
 Jennings Capital
 Merrill Lynch & Company
 National Bank Financial
 Raymond James
 RBC Capital Markets
 Salman Partners
 Scotia Capital
 Smith Barney Citigroup
 TD Newcrest
UBS Canada

FSC SW-COC-681 and SW-COC-1000 FSC Trademark ©1996, Forest Stewardship Council A.C.

Cover printed on FSC-certified Domtar Cornwall® C1C 10 pt.; pages 1 to 36 printed on FSC-certified Domtar Schooner® Matte, 60 lb. At least 17.5% of the fiber used in the manufacturing process of FSC-certified Domtar Cornwall® and FSC-certified Domtar Schooner® papers come from well-managed forests, independently certified by Smartwood according to the rules of the Forest Stewardship Council. FSC-certified Domtar Cornwall® also contains 10% recycled post-consumer waste paper, and FSC-certified Domtar Schooner® contains up to 20% recycled post-consumer waste paper. FSC Suppliers SW-COC-681 and SW-COC-1000. This document was printed by Transcontinental Litho Acme, Montreal, SW-COC-952.

Printed in Canada	Design: www.nolin.ca

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMTAR INC.

(Registrant)

Date:	May 13, 2004	By	/s/ Razvan L. Theodoru

Razvan L. Theodoru Corporate Secretary